

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2019

Todd H. Siegel
Chief Executive Officer
Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT 06905

> **Re: Affinion Group Holdings, Inc.**
> **Preliminary Information Statement on Form 14C**
> **Filed March 5, 2019**
> **File No. 000-55577**

Dear Mr. Siegel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services


cc: Jeffrey Kochian